May 31, 2006 Response from Lannett Company, Inc. in response to April 21, 2006
Letter from Securities and Exchange Commission

Brian J. Kearns
Chief Financial Officer
May 31, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C., 20549

Dear Jim:

I am providing you with this letter in response to your April 21, 2006 comment letter to Lannett Company.  For your convenience, we included your comments in numerical order along with our corresponding responses.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

We look forward to working with you to address any additional questions you may have and plan to submit the amended filing as soon as we have confirmation from you that the proposed revisions appropriately address your comments.

Regards,

Brian J. Kearns

Vice President — Finance, Chief Financial Officer, Secretary and Treasurer

cc:	Kevin Woody, Branch Chief
Mark Brunhofer, Staff Accountant

CONFIDENTIAL TREATMENT REQUESTED BY LANNETT COMPANY, INC.

Lannett Company, Inc

April 21, 2006 SEC Comment Letter Responses

As of May 31, 2006

SEC Comment #1:

We acknowledge your response to our previous comment one.  As previously requested, please revise your fiscal 2006 Forms 10-Q to discuss why your recorded reserves have changed.

Lannett Response:

The recently filed 10-Q as of March 31, 2006 already includes the disclosure.  Form 10-Q as of September 30, 2005 will be amended to include the following discussion:

“The chargeback reserve increase to $8,578,200 at September 30, 2005 is due to an increased level of chargebacks, as a percentage of sales, required by the wholesale distributor market.  In many cases, the increasingly competitive generic pharmaceutical market has resulted in decreased prices to Lannett customers.  This competitive environment resulted in increased chargeback reserves at the same time sales decreased.  The credits issued against the June 30, 2005 balance of almost $8 million amount to nearly $4 million, a result of the timing of chargebacks from the wholesale customers.

The decrease in the rebate reserve to $886,000 at September 30, 2005 is directly related to the decrease in sales and failure of customers to achieve pre-established volumes and net sales milestones.  Credits issued against the June 30, 2005 accrued rebate balance amount to $1,342,000, a result of underestimating the rebates due on certain sales.  The company has taken additional reserves in fiscal year 2006 to accommodate these rebates, and has taken steps to ensure that rebate reserves are adequately recorded going forward.

The table shows that the returns reserve has not had the level of actual credits issued, compared to the amount accrued at June 30, 2005.  This is a result of negotiations with customers to reduce the number of returns in exchange for price reductions, and a pending return of Levothyroxine Sodium expected in December 2005.  The result of this is seen in the increase in credits issued against “Other” reserves for the quarter ended September 30, 2005.”

Form 10-Q as of December 31, 2005 will be amended to expand the table on page 9 and page 27 for the six months ended December 31, 2005.  The MD&A will also include the following added discussion:

For the Six Months Ended

December 31, 2005

Reserve Category	Chargebacks	Rebates	Returns	Other	Total

Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

Actual Credits Issued-Related To Sales Recorded in Fiscal 2005	(7,383,000)	(1,300,600)	(1,204,600)	(27,200)	(9,915,400)

Actual Credits Issued-Related To Sales Recorded in Fiscal 2006	(4,909,000)	(866,300)	(235,000)	(277,000)	(6,287,300)

Additional Reserves Charged to Net Sales During Fiscal 2006	12,273,749	1,427,362	463,140	362,657	14,526,908

Reserve Balance as of December 31 31, 2005	$7,981,449	$289,262	$715,540	$87,957	$9,074,208

For the Six Months Ended

December 31, 2004

Reserve Category	Chargebacks	Rebates	Returns	Other	Total

Reserve Balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000

Actual Credits Issued-Related To Sales Recorded in Fiscal 2004	(4,478,700)	(1,936,500)	(408,400)	(87,000)	(6,910,600)

Actual Credits Issued-Related To Sales Recorded in Fiscal 2005	(4,128,600)	(3,100,200)	(467,500)	(274,500)	(7,970,800)

Additional Reserves Charged to Net Sales During Fiscal 2005	9,808,000	5,642,700	737,900	472,800	16,661,400

Reserve Balance as of December 31 31, 2004	$7,685,200	$2,470,200	$310,000	$199,600	$10,665,000

“The chargeback reserve increased to $7,981,000 at December 31, 2005 is due to an increased level of chargebacks, as a percentage of sales, required by the wholesale distributor market.  In many cases, the increasingly competitive generic pharmaceutical market has resulted in decreased prices to Lannett customers.  This competitive environment resulted in increased chargeback reserves at the same time sales decreased.  The decrease in the rebate reserve to $289,000 at December 31, 2005 was directly related to the decrease in sales and failure of customers to achieve pre-established volumes and net sales milestones.

The decrease in the rebate reserve to $289,000 at December 31, 2005 was directly related to the decrease in sales and failure of customers to achieve pre-established volumes and net sales milestones.  Credits issued against the June 30, 2005 accrued rebate balance amount to $1,301,000, a result of underestimating the rebates due on certain sales.  The company has taken additional reserves in fiscal year 2006 to accommodate these rebates, and has taken steps to ensure that rebate reserves are adequately recorded going forward.

The table shows that the returns reserve has not had the level of actual credits issued, compared to the amount accrued at June 30, 2005.  This was a result of negotiations with customers to reduce the number of returns in exchange for price reductions.  The result of this is seen in the increase in “other” reserves for the period ended December 31, 2005.”

SEC Comment #2:

Although your proposed revisions in response to our previous comment two indicate that your methodology for estimating reserves has been consistently applied, it does not discuss the apparent over or under accruals resulting from the processing of actual subsequent credits.  As previously requested, please revise your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to discuss your apparent over or under accruals of revenue reserves.  For example, please disclose in your fiscal 2005 Form 10-K why your credits processed in fiscal 2005 related to fiscal 2004 and prior for rebates, returns and other are greater than your estimates at June 30, 2004 while your chargebacks for the same period still show a remaining reserve.  Also, for example, in your September 30, 2005 Form 10-Q, please explain why you have apparent significant under accruals in rebates and other as of June 30, 2005 and why you apparently processed relatively few credits for chargebacks and returns during the quarter.

Lannett Response:

Form 10-K for fiscal 2005 will be amended within the MD&A with the following discussion on page 30:

“Actual credits processed against fiscal year 2004 chargebacks during fiscal year 2005 are nearly $1.5 million less than the June 30, 2004 balance of $6,484,500, a result of overestimating the required reserve at June 30, 2004. The large majority of chargebacks occur from sales to wholesalers.  Sales through these wholesalers were beginning to decline by the end of fiscal 2004.  This decline resulted in lower chargebacks.  In addition, the competition within the generic industry, by competitors introducing similar pharmaceuticals, has led to pressures on product sales and pricing.  Often these competitors’ product introductions are not known in advance, and require the Company to maintain flexible pricing strategies in order to not lose market share.  At this period, the sales decline through wholesalers was a result of greater competition.  Due to the relatively small size of Lannett’s product offerings, the sales through the wholesalers may decline without much notice.  Lannett’s ability to compete will depend on the ability to add new products for offering wholesaler as well as pharmacy customers.  The company continued to estimate higher chargebacks than needed.  By the end of the fiscal year, sales through the wholesalers had increased again, the result of customers buying greater quantities before the fiscal year ended, and requiring a reserve of nearly $8 million.

The rebates reserve of $1,864,000 at June 30, 2004 had $1,970,000 of credits issued against it during fiscal year 2005.  This difference of $106,000 is an underestimate of rebates, which was corrected in the additional reserves taken in fiscal year 2005.  By June 30, 2005, the rebates reserve is estimated to be $1,029,000, a result of declining overall sales during the last quarter of fiscal year 2005.

The returns reserve balance at June 30, 2004, $448,000, had actual credits of $523,000 issued against it during fiscal year 2005.  This difference of $75,000 is not related to any one product.  By June 30, 2005 the returns reserve was increased to $1,692,000 as the company was anticipating a significant return from one customer on its Levothyroxine Sodium tablets.

The company will comply with the request to amend the disclosure in the fiscal year 2006 Forms 10-Q.  Lannett will include additional discussion as part of the response to the current Comment #1.  See above for additional disclosure for Form 10-Q for the periods ended September 30 and December 31, 2005.

SEC Comment #3:

Please tell us in detail your process for estimating chargebacks and rebates.  We acknowledge your July 20, 2004 response to comment 16 from our July 2, 2004 comment letter.  Please tell us how you are able to reasonably estimate chargebacks and rebates when you apparently do not evaluate market data regarding prescriptions and/or distribution channel information.  This information would appear necessary to make reasonable estimates of chargebacks and rebates as required for revenue recognition.

Lannett Response:

Chargebacks and Rebates are calculated by multiplying sales by a chargeback/rebate price.  The chargeback/rebate price is based on a weighted average of contractual net prices minus any contractual rebates and gross sale price.  The returns estimate is based on a percentage of rolling year net sales.  The percentage is constant and is derived from historical data.  Twice yearly, this percentage is reviewed, and an adjustment is made, if necessary.  To check for reasonableness of the chargeback and rebates reserves, the same calculation is performed for chargebacks/rebates using the inventory reports from the 3 largest wholesalers.  The results are compared to the sales-weighted average method.  If this review or specific company or industry conditions [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION] create an unusual variance, an adjustment will be made after a review process.

SEC Comment #4:

Please revise your proposed disclosure in response to our previous comment three to also address the volume and price mix of changes in revenue recognized for fiscal 2004 versus fiscal 2003.  In addition, please revise your fiscal 2006 Forms 10-Q as previously requested.

Lannett Response:

The recently filed 10-Q as of March 31, 2006 already includes the disclosure.  Form 10-Q as of September 30, 2005 will be amended to include the following discussion:

“Overall, new product sales contributed $1,462,000 to the sales in the current quarter.  Year over year decline in existing product sales were a result of unit volume declines of 23% and price increases of 3%.  Volume declines are a result of mature products seeing 20% to 25% declines over the previous year.  [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]

Form 10-Q as of December 31, 2005 will be amended to include the following discussion:

“Overall, new product sales contributed $3,444,000 to the sales in the current quarter.  Year over year decline in existing product sales were a result of unit volume declines of 11% and price increases of 3%.  Volume declines are a result of mature products seeing 20% to 25% declines over the previous year.  [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]

SEC Comment #5:

Please revise either your proposed disclosure in response to our previous comment four or your liquidity discussion to discuss the impact of the Jerome Stevens Pharmaceuticals, Inc. commitment on your overall liquidity.  Additionally, please specifically state that lease commitments were excluded as they were deemed to be immaterial.

Lannett Response:

Form 10-K for fiscal year 2005 will be amended within the Liquidity section of the MD&A with the following discussion on page 30:

“The following table represents annual contractual purchase obligations as of June 30, 2005:

Contractual Obligations

	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt	9,532,448	2,269,776	3,055,013	1,626,687	2,580,972
Capital Leases	—	—	—	—	—
Operational Leases	—	—	—	—	—
Purchase Obligations	180,000,000	16,000,000	35,000,000	39,000,000	90,000,000
Other	—	—	—	—	—
Total	189,532,448	18,269,776	38,055,013	40,626,687	92,580,972

In addition, there is one lease commitment that is considered immaterial to this disclosure.”

SEC Comment #6:

We acknowledge your response to our previous comment five.  Please revise your MD&A gross margin disclosures in your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to clearly indicate that your gross margin excludes the amortization of your product rights assets.

Lannett Response:

Lannett will amend the MD&A gross margin disclosures to parenthetically modify the gross margin and cost of goods sold with the phrase “(Exclusive of amortization of intangible asset).”

SEC Comment #7:

We acknowledge your response to our previous comment 7a.  Please address the following additional comments related to Levothyroxine Sodium tablets:

a.              Please justify to us the period in which you recorded the “expected return.”  Specifically tell us when the request for reimbursement was made and authorized.  Additionally, please tell us why you were not able to estimate this significant return upon sale of product.

b.             You also indicate in your response that the wholesaler had this product for about one year.  In your response, please tell us how much inventory was purchased by this wholesaler during this period and whether or not revenue was recognized at the point of sale for any subsequent shipments.  Additionally, please indicate the purchase activity for all distribution centers for this wholesaler and separately indicate the purchase activity of the distribution centers that returned the product.

c.              It appears from your response that the $1.8 million product return triggered your write-down of $4.0 million for slow moving and short dated inventory.  Please explain to us in detail why you were not able to identify this product as slow-moving prior to the fourth quarter of fiscal 2005.  Please provide to us your analysis as to the recoverability of this product as of the end of each quarter beginning with the first quarter of 2004.  In your response, please include the total amount of product you shipped to wholesalers in each quarter, the quantity of inventory in hand at the end of each of those quarters, and the average remaining shelf life.

d.             We acknowledge your July 20, 2004 response to comment 16 from our July 2, 2004 comment letter.  In light of the material $1.8 million return in the fourth quarter of fiscal 2005, please explain to us in detail how you are able to make reasonable estimates of product returns without apparently analyzing any market data regarding prescriptions and/or distribution channel information.  Please see paragraphs 6f and 8 of SFAS 48.

Lannett Response:

a.              In March 2005, a verbal notification was received from the wholesaler that a significant amount of Levothyroxine in their stock would likely remain unsold, and would be returned once the drugs become short-dated.  At that point, Lannett personnel began to calculate the amount of drug that would be returned, and determined the date of the physical return would be December 2005 based on the expiration dates.  By the end of the fiscal fourth quarter of 2005 (June 2005), the Company was able to reasonably estimate this return.

This significant return is the result of a delay in receiving [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION].  In anticipation of this approval, one wholesaler ordered $8.1 million of Levothyroxine Sodium from June through August 2004.  While competitors of Lannett were receiving [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION] on Levothyroxine was delayed by [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION].  The delay resulted in much less product being sold by this distributor while waiting for the [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION].

These facts led to the loss of sales opportunities at the initial time of sale.  Once the AB rating was received in December 2004, sales for the product did increase but less than expected.

b.             $8.1 million gross sales in Levothyroxine Sodium, less approximately $3.2 million reserved for chargebacks, were sold to this wholesaler from June to August 2004.  This sale amount represents one large buy in order that was shipped over a three month period.  $1.0 million additional gross sales, less roughly half that amount reserved for chargebacks, was sold through December 2004 in anticipation of the dual AB rating, which was expected to drive additional sales.  Lannett shipped all product to one distribution center with this customer.

c.              Lannett first started getting inventory reports from this wholesaler in the fourth quarter of 2005 timeframe, [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION].  When Lannett received the second AB rating in December 2004, it was widely expected by management that sales would increase significantly.  When these additional sales did not materialize immediately it was believed to be because the two other generic pharmaceutical manufacturers selling this product had temporarily met the existing market demand and that sales opportunities would materialize in a couple months.  When this further delay became apparent management believed that a one-time promotional pricing campaign would be effective in securing additional market share and lead to the originally expected sales level, only with a delay due to the delayed dual approval.  [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]

[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION] Lannett calculated the maximum exposure in inventory assuming a constant future monthly sales rate consistent with recent actual monthly sales.  The slow moving and obsolete inventory reserve was then adjusted to include short-dated Levothyroxine Sodium that was expected to remain unsold based on these future sales assumptions.  On hand inventory amounted to the following:

Expiration period:	Inventory value
Within 6 months	$19,000
7 to 12 months	$2,152,000
13 to 24 months	$2,723,000
Total inventory at 6/30/05	$4,894,000

The Company estimated that $4.0 million of this inventory would be unsold before expiration.  As of December 31, 2005, the unsold inventory had been reduced to $2.0 million.  This inventory reduction was a result of greater than expected sales of the product due to aggressive marketing programs and decreased pricing, which increased the number of units sold.

d.             Lannett estimates its provision for returns based on historical experience, changes to business practices, and credit terms.  The Company continually monitors the provisions for returns and makes adjustments when management believes that actual product returns may differ from established reserves.  Lannett management believes that reasonable estimates may be made for expected returns without the formal use of market data regarding prescriptions.

Lannett management does subscribe to and analyze NDC Health data on its existing product sales.  While this data provides support to management’s business understanding, management believes that Lannett is generally too small of a market participant to rely on this data for meaningful calculations of reserves.  For example, Lannett net sales of Levothyroxine discussed above were roughly $5 million, which is too small of a share of the overall $1.3 billion Levothyroxine market to allow for meaningful calculations of potential returns using this data.

As mentioned in item 7c, the fourth quarter of fiscal 2005 was the time frame when Lannett first started getting inventory reports from this wholesaler.  This information was used to determine the return reserve recorded in the fiscal fourth quarter 2005 and continues to be used in monthly analysis of sales and returns for all major wholesalers, which management believes accounts for more than 85% of that distribution channel.

While Lannett will continue to use wholesaler data as part of its formal analysis, the Company expects that market share data, like that provided historically by NDC Health, will continue to be part of market intelligence to keep management aware of overall market developments, but not part of its formal reserve calculations.

[PAGE BREAK REMOVED]

Lannett Company

Position Memo on the JSP Impairment Charge

For the Quarter Ended March 31, 2005

Background:

On March 23, 2004, the Company entered into an agreement with Jerome Stevens Pharmaceuticals, Inc. (JSP) for the exclusive marketing and distribution rights in the United States to the current line of JSP products in exchange for four million (4,000,000) shares of the Company’s common stock.  The JSP products covered under the agreement are:

•                 Butalbital, Aspirin, Caffeine with Codeine Phosphate capsules( BACC), a generic substitute for the brand Fiorinal® w/Codeine#3.  BACC is a prescribed treatment for migraine headaches.

•                 Digoxin tablets, a generic substitute for the brand Lanoxin®.  Digoxin is a prescribed treatment for heart failure.

•                 Levothyroxine Sodium tablets, a generic substitute for the brands Levoxyl®, Synthroid® and Unithroid.  Levothyroxine is a prescribed treatment for thyroid deficiencies.  At the time of the agreement, Synthroid® was the second most prescribed drug in the United States.  The brand market for thyroid deficiency was estimated to be over $1 billion dollars.  Synthroid® made up approximately two thirds of the market while Levoxyl® had most of the remainder.  Unithroid had a very small share of the market as compared to the leading brands.

•                 Unithroid tablets, a branded drug prescribed to treat thyroid deficiencies.

The Company also agreed to reimburse JSP for actual costs associated with obtaining AB ratings from the FDA to Synthroid® and Levoxyl® for the Levothyroxine product.  An AB rating denotes that the generic is bio-equivalent to the branded drug.  Reimbursement was limited to $1.5 million and was contingent upon receiving dual AB ratings.  The term of the agreement is ten years, beginning on March 23, 2004 and continuing through March 22, 2014.

As a result of the JSP agreement, the Company recorded an intangible asset of $67,040,000 for the exclusive marketing and distribution rights obtained from JSP.  The intangible asset was recorded based upon the fair value of the four million (4,000,000) shares at the time of issuance to JSP.  The intangible asset was being amortized over the term of the agreement.

Events & Market Conditions:

In June 2004, the Levothyroxine product received from the FDA an AB rating to the brand drug Levoxyl®.  At the same time, the FDA issued an AB rating for Mylan’s product to Synthroid® and for Sandoz’s product to both Synthroid® and Levoxyl®.

In December 2004, the Levothyroxine product received from the FDA an AB rating to the brand drug Synthroid®.  Management believed that the Company would see a dramatic increase in orders for this product in the third quarter of 2005.  The sales for the product did not materialize as expected with the subsequent AB rating.  The Company believes a number of factors have contributed to the unrealized sales potential of this particular product.

Generic drugs that are placed on the market typically obtain approximately 60% of the brand’s market share.  The thyroid deficiency generic drugs that have received the AB ratings and are on the market are only penetrating approximately half the estimated 60% substitution rate.  The low substitution rate appears to be a result of successful campaigning by brand manufacturers to the physicians writing the prescriptions that the brand drugs such as Synthroid have a very narrow therapeutic index.  In basic terms, drugs that are classified as having a narrow therapeutic index have chemical formulas that are complicated and are very sensitive in the human body.  Slight changes to the formula could affect the way the drug reacts in the person’s bloodstream.  Physicians who prescribe to their patients the brand drug at a certain dosage might have to change that dosage if a generic was prescribed to achieve the same results.  It appears by the substitution rates that Abbott Laboratories, the maker of Synthroid®, has done a good job in convincing the physicians to avoid prescribing the generics in the thyroid deficiency area.  The Company also believes now that the delay in receiving the AB rating to Synthroid® caused the Company to be competitively disadvantaged with its Levothyroxine product and to lose market share to competitors whose products had already received AB ratings to both major brand thyroid deficiency drugs.

The Company in the third quarter of 2005 has also seen significant changes in the remaining JSP products.  The Company as well as the entire generic industry has been experiencing significant pricing pressures on their products.  The Butalbital, Aspirin & Caffeine w/Codeine (BACC) product has been a very good product for the Company in the past.  Recently, the Company has been experiencing increased competition from [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION] on this product.  [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION] has been extremely aggressive in attempting to steal market share on this product.  The BACC sales price has been [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION] to compete with the pricing being offered by [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION].  The Company is also experiencing pricing pressures in the JSP product Digoxin.  [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION], a generic competitor has been slashing prices by approximately 25% in order to gain market share.  The Company has been matching the reduced prices in order to keep their market share position.  Finally, as a result of the increasing penetration from the thyroid deficiency generics, the JSP branded drug Unithroid, is seeing lower sales results.

The generic industry as a whole is experiencing intense competition both from existing competitors and new entrants.  All of the factors mentioned above are very evident and can be seen in the Company’s sales figures in the third quarter of 2005.  For the fiscal 2005, the Company had approximately $15 million in sales in Q1, $13 million in Q2 and $7.6 million in Q3.

After evaluating the events that occurred and looking at the future forecasts for the JSP products, management believes that the carrying value of the JSP intangible asset was not recoverable.  In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, the Company engaged a third party valuation specialist to assist in the performance of an impairment test for the quarter ended March 31, 2005. The impairment test was performed by discounting forecasted future net cash flows for the JSP products covered under the agreement and then comparing the discounted present value of those cash flows to the carrying value of the asset.  As a result of the testing, the Company has determined that the intangible asset was impaired as of March 31, 2005.  In accordance with FAS 144, the Company recorded a non-cash impairment loss of approximately $46,093,000 to write the asset down to its fair value of approximately $16,062,000 as of March 31, 2005.  For the remaining nine years of the contract, the Company will incur annual amortization expense of approximately $1,785,000.

For each interim reporting period going forward, the Company will evaluate the market conditions and environment surrounding the JSP products.  If there are material events that occur that could affect the carrying value of the intangible asset, the Company will perform an impairment test and record the appropriate accounting adjustments as needed.  At fiscal year end the Company will perform an impairment test as required by FAS 144.

Additional Language and Source Documentation:

10-K

Raw Material(s) and Finished Good(s) Inventory Suppliers

The Company’s primary finished product inventory supplier is Jerome Stevens Pharmaceuticals, Inc. (JSP), in Bohemia, New York.  Purchases of finished goods inventory from JSP accounted for approximately 42% of the Company’s inventory purchases in Fiscal 2005, 81% in Fiscal 2004 and 62% in Fiscal 2003.  On March 23, 2004, the Company entered into an agreement with JSP for the exclusive distribution rights in the United States to the current line of JSP products in exchange for four million (4,000,000) shares of the Company’s common stock.  The JSP products covered under the agreement included Butalbital, Aspirin, Caffeine with Codeine Phosphate capsules, Digoxin tablets and Levothyroxine Sodium tablets, sold generically and under the brand name Unithroid®.  The term of the agreement is ten years, beginning on March 23, 2004 and continuing through March 22, 2014.  Refer to the Materials Contract footnote for more information on the terms, conditions, and financial impact of this agreement.

During the term of the agreement, the Company is required to use commercially reasonable efforts to purchase minimum dollar quantities of JSP’s products being distributed by the Company.  The minimum quantity to be purchased in the first year of the agreement is $15 million.  Thereafter, the minimum quantity to be purchased increases by $1 million per year up to $24 million for the last year of the ten-year contract.  The Company has met the minimum purchase requirement for the first year of the contract, but there is no guarantee that the Company will be able to continue to do so in the future. If the Company does not meet the minimum purchase requirements, JSP’s sole remedy is to terminate the agreement.

10-K

Intangible Asset

On March 23, 2004, the Company entered into an agreement with Jerome Stevens Pharmaceuticals, Inc. (JSP) for the exclusive marketing and distribution rights in the United States to the current line of JSP products in exchange for four million (4,000,000) shares of the Company’s common stock.  As a result of the JSP agreement, the Company recorded an intangible asset of $67,040,000 for the exclusive marketing and distribution rights obtained from JSP.  The intangible asset was recorded based upon the fair value of the four million (4,000,000) shares at the time of issuance to JSP.   An impairment charge was recorded against this intangible asset in the current fiscal year.  The agreement was included as an Exhibit in the Form 8-K filed by the Company on May 5, 2004, as subsequently amended.

In June 2004, JSP’s Levothyroxine Sodium tablet product received from the FDA an AB rating to the brand drug Levoxyl®.  In December 2004, the product received from the FDA a second AB rating to the brand drug Synthroid®. As a result of the dual AB ratings, the Company was required to pay JSP an additional $1.5 million in cash to reimburse JSP for expenses related to obtaining the AB ratings.  As of March 31, 2005, the Company recorded an addition to the intangible asset of $1.5 million.

Management believes that events occurred during Fiscal 2005 which indicated that the carrying value of the intangible asset was not recoverable. In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, the Company engaged a third party valuation specialist to assist in the performance of an impairment test for the quarter ended March 31, 2005. The impairment test was performed by discounting forecasted future net cash flows for the JSP products covered under the agreement and then comparing the discounted present value of those cash flows to the carrying value of the asset (inclusive of the $1.5 million paid to JSP for the duel AB ratings).  As a result of the testing, the Company determined that the intangible asset was impaired as of March 31, 2005.  In accordance with FAS 144, the Company recorded a non-cash impairment loss of approximately $46,093,000 to write the asset down to its fair value of approximately $16,062,000 as of the date of the impairment.  This impairment loss is shown on the statement of operations as a component of operating loss. Management concluded that, as of June 30, 2005, the intangible asset is correctly stated at fair value and, therefore, no adjustment was required.

10-K

Results of Operations — Fiscal 2005 compared to Fiscal 2004

On March 23, 2004, the Company entered into an agreement with Jerome Stevens Pharmaceuticals, Inc. (JSP) for the exclusive marketing and distribution rights in the United States to the current line of JSP products in exchange for four million (4,000,000) shares of the Company’s common stock.  As a result of the JSP agreement, the Company recorded an intangible asset of $67,040,000 for the exclusive marketing and distribution rights obtained from JSP.  An impairment charge was recorded against this intangible asset in the current fiscal year.  The intangible asset was recorded based upon the fair value of the four million (4,000,000) shares at the time of issuance to JSP.  The agreement was included as an Exhibit in the Current Report on Form 8-K filed by the Company on May 5, 2004, as subsequently amended.

In June 2004, JSP’s Levothyroxine Sodium tablet product received from the FDA an AB rating to the brand drug Levoxyl®.  In December 2004, the product received from the FDA a second AB rating to the brand drug Synthroid®. As a result of the dual AB ratings, the Company was required to pay JSP an additional $1.5 million in cash to reimburse JSP for expenses related to obtaining the AB ratings.  As of June 30, 2005, the Company had recorded an addition to the intangible asset of $1.5 million.

Management believed that events (as described in the next paragraph) occurred during Fiscal 2005 which indicated that the carrying value of the intangible asset was not recoverable. In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, the

Company engaged a third party valuation specialist to assist in the performance of an impairment test for the quarter ended March 31, 2005. The impairment test was performed by discounting forecasted future net cash flows for the JSP products covered under the agreement and then comparing the discounted present value of those cash flows to the carrying value of the asset (inclusive of the $1.5 million paid to JSP for the dual AB ratings).  As a result of the testing, the Company determined that the intangible asset was impaired as of March 31, 2005.  In accordance with FAS 144, the Company recorded a non-cash impairment loss of approximately $46,093,000 to write the asset down to its fair value of approximately $16,062,000 as of March 31, 2005.  This impairment loss is shown on the statement of operations as a component of operating loss.

Several factors contributed to the impairment of this asset.  In December 2004, the Levothyroxine Sodium tablet product received the AB rating to Synthroid®.  The expected sales increase as a result of the AB rating did not occur in the third quarter of 2005.  The delay in receiving the AB rating to Synthroid® caused the Company to be competitively disadvantaged with its Levothyroxine Sodium tablet product and to lose market share to competitors whose products had already received AB ratings to both major brand thyroid deficiency drugs.  Additionally, the generic market for thyroid deficiency drugs turned out to be smaller than it was anticipated to be as a result of a lower brand-to-generic substitution rate.  Increased competition in the generic drug market, both from existing competitors and new entrants, has resulted in significant pricing pressure on other products supplied by JSP.  The combination of these factors has resulted in diminished forecasted future net cash flows which, when discounted, yield a lower present value than the carrying value of the asset before impairment.

For the remaining nine years of the contract, the Company will incur annual amortization expense of approximately $1,785,000.  Amortization expense for the Fiscal year ended June 30, 2005 and 2004 was approximately $5,517,000 and $1,315,000, respectively.

SEC Comment #8:

Your response to our previous comment 7b appears to rely on Question 1 of our November 23, 2004 FAQ on Form 8-K.  The ability to include required Form 8-K disclosures in subsequent Forms 10-K or 10-Q in lieu of Form 8-K does not permit the exclusion of required information.  It is clear that Item 2.02(a) of Form 8-K requires the disclosure of the date of an earnings press release and that the text of the release be filed as an exhibit.  However, as your earnings press releases have presumably been widely disseminated, we will accept your representation to furnish all future earnings press releases on Form 8-K.

Lannett Response:

On May 10, 2006, Lannett filed Form 8-K relating to the quarterly earnings announcement for the fiscal third quarter ended March 31, 2006.

SEC Comment #9:

We acknowledge your proposed changes to management’s assessment of internal controls in response to our previous comment eight.  We will evaluate your proposed disclosure upon resolution of the accounting issues addressed elsewhere in this letter and will issue comments if necessary at that time.

Lannett Response:

No response required.

SEC Comment #10:

We acknowledge your response to our previous comment 9.  As previously requested, please explain to us why you decided to remove the break-down of credits issued between those related to the previous fiscal year and those related to the current fiscal year as provided in your previous filings.  Please provide to us the roll-forward of your revenue reserve deductions from September 30, 2005 through December 31, 2005 in the same level of detail as provided in your fiscal 2005 Form 10-K and your September 30, 2005 Form 10-Q.  In addition, please revise your filing, here and in MD&A, to reinstate that break-down.  To the extent that the roll-forward for the six months ended December 31, 2005 indicates or you believe there to be any significant over or under accruals from the June 30, 2005 accruals, please explain the causes.

Lannett Response:

This change in presentation was a result of changes in personnel who were not aware that the table was required as part of a previous communication between Lannett and the SEC.  The restated table for the quarter ended December 31, 2005 will be reinstated to match the request.  See Lannett’s response to Comment #1.

SEC Comment #11:

We do not believe that your response to our previous comment 11 adequately addresses our comment.  Given the potential significant time lag in the processing of chargebacks and rebates, the exclusion of the chargeback and rebates reserve in computing days sales outstanding does not appear to be a reasonable measure of your collection activities.  A days sales outstanding of zero at June 30, 2005 does not appear to be reasonable given that you have receivables outstanding at that date on your balance sheet.  Please provide to us your computations for days sales outstanding on a gross receivables and gross revenue basis as of June 30, 2005 and December 31, 2005 and explain to us why there were significant fluctuations in the days sales outstanding between the two dates.

Lannett Response:

Due to the fact that the company does not disclose gross sales in any of our public filings, we have utilized publicly available information to present this initial calculation.  The company actually monitors two DSO metrics, one based on net sales and the second based on gross sales.  The first calculation is average net sales divided by net accounts receivable.  The net sales amount equals gross sales less returns and chargeback reserves, as accrued for GAAP purposes.  This number is the publicly available amount of net sales.  Since the numerator includes the reserve for chargebacks and returns, then we also use the accounts receivable less the chargeback reserve balance as the denominator.  The calculations result in the following (in thousands, except for # of days):

	June 30, 2005	September 30, 2005	December 31, 2005
Net sales	$44,901	$13,642	$15,229
Accounts receivable	$10,736	$14,786	$17,357
Chargeback reserve	$10,750	$10,865	$9,074

Net AR	$(14)	3,921	$8,283
DSO	0 days	26 days	49 days

The previous explanation given to the SEC was based on these numbers. The June 30, 2005 DSO was unusually low due to a low accounts receivable balance and chargeback reserve which netted to zero.  Wholesale customers had paid Lannett for shipments made, however the chargeback reserve remained high because the eventual sales to customers had not been completed.  The following Gross Sales DSO calculation will hopefully complete the explanation of this issue.

The gross sales DSO calculation uses the gross sales, which are not publicly disclosed, compared to the gross AR.  The following table shows actual calculations (in thousands, except for # of days):

	June 30, 2005	September 30, 2005	December 31, 2005

Gross sales	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]

Accounts receivable	$10,736	$14,786	$17,357

DSO	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]

Based on the gross sales calculation of DSO, Lannett is currently exceeding the standard payment terms of 60 days by only a few days.